

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Michael Golomb
Chief Executive Officer
EdenLedger, Inc.
2055 Lombard Street, #470217
San Francisco, CA 94147

> **Re: EdenLedger, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted December 7, 2020**
> **CIK No. 0001799034**

Dear Mr. Golomb:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted on December 7, 2020

General

1.  Refer to your response to comments 1 and 14. Please confirm that to the extent you use testing the waters materials those communications will comply with the conditions in Rule 255(b) and are filed as appropriate.

Partnerships and Collaborations, page 20

2.  Refer to your response to comment 9. Please clarify the extent of your partnership with iHeartMedia beginning in July 2020 and whether it continues at this time. Please provide more details, including quantifying any revenue generated or expenses incurred as part of this partnership.

<u>Escrow Agent, page 38</u>

3.      Refer to your response to comment 2.  Please remove the references to selling shareholders in this section.

        You may contact Ben Phippen at (202) 551-3697 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters.  Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at (202) 551-3217 with any other questions.


                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc:     Sara Hanks